Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

June 24, 2021

Elena Stojic, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 101 to the Registration Statement of USCF ETF Trust

Dear Ms. Stojic:

USCF ETF Trust (the “Trust”) filed Post-Effective Amendment No. 101 on February 5, 2021 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) (“PEA 101”), which contained one prospectus and one statement of additional information relating to the USCF Energy Commodity Strategy Absolute Return Fund (the “Fund”). The Trust subsequently filed delaying amendments to delay the effectiveness of PEA 101 because the Fund was not ready to launch. The Trust filed its most recent delaying amendment on May 19, 2021, delaying effectiveness of PEA 101 until June 18, 2021.

Due to an administrative error, the Trust failed to file an additional delaying amendment by June 18, 2021, and PEA 101 inadvertently went effective. The Fund has not yet launched and the Trust does not intend to sell shares of the Fund using the prospectus in PEA 101. Prior to selling any shares of the Fund, the Trust will file an amended registration statement relating to the Fund pursuant to Rule 485 of the Securities Act.

Sincerely,

/s/Cynthia R. Beyea
Cynthia R. Beyea

cc:	Daphne G. Frydman, USCF

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